UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001 -93
Corporate Registry ID (NIRE) 353.001.861 -33

EXTRACT OF MINUTES OF THE 98th MEETING OF THE BOARD OF DIRECTORS

HELD ON MAY 30, 2007

1. DATE, TIME AND PLACE: On May 30, 2007, at 2:00PM, at Companhia Paulista de Força e Luz's headquarters, located at Rodovia Campinas Mogi – Mirim, KM 2,5, in the City of Campinas, State of São Paulo.

2. CALL: The meeting was called pursuant to Paragraph 2 of Article 18 of the Company’s Bylaws.

3. ATTENDANCE: All members of the Board of Directors, and the Company's Executive Officers.

4. PRESIDING BOARD: Chairman – Mr. Luiz Anibal de Lima Fernandes, and Secretary - Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The reading of Agenda was waived, as all attending members are aware thereof, and resolved that the minutes of this meeting would be drawn up in the summary format, authorizing the right to present manifestations and disagreements which shall be filed at the Company’s headquarters and approved their publication in the extract format, omitting the Board members’ signatures.

Upon preliminary clarifications, Mr. Chairman informed the attending members the votes of the Board Members designated by the majority shareholders will be computed pursuant to items 5.1 and 7.1 of the Shareholders' Agreement filed at the Company's headquarters, dated March 22, 2002, and later amended on August 27, 2002 and November 5, 2003.

After the Agenda's matters were examined and discussed, the following matters were discussed and resolutions were taken, by unanimous vote and with no restrictions:

(i) They took cognizance of the joint meeting of the People Management and Management Processes Committees carried out on this date;

(ii) They took cognizance of Material Facts reported by the Company’s Chief Executive Officer;

(iii) They approved the minutes of the 96th and 97th Meetings of the Company’s Board of Directors, held on April 25 and May 16, 2007, respectively;

(iv) They approved, in compliance with the provisions of Section 404 of the Sarbanes-Oxley Law, and in compliance with the rules of the Securities and Exchange Commission (SEC) applicable to foreign companies listed in North- American stock exchanges, the disclosure by the Company that the members of the Fiscal Council elected on April 10, 2007, Messrs. PAULO MIDENA, FERNANDO DIAS GOMES, ENÉIAS DE ASSIS ROSA FERREIRA, FRANCISCO DJALMA DE OLIVEIRA, and Ms. SUSANA H. STIPHAN JABRA, are qualified as Financial Specialists;

(v) They approved, in the form of item “r” of Article 18 of the Company’s Bylaws and pursuant to Resolution no. 2007004 of the Executive Board of CPFL Serra Ltda. (“CPFL Serra”), the merger of CPFL Serra into Rio Grande Energia S.A. ("RGE"), with the consequent winding up of CPFL Serra, which will be succeeded by RGE in all its rights and obligations, aiming to streamline its corporate structure, optimizing administrative and operating costs, and fiscal credit, which has been previously authorized by the Brazilian Electricity Regulatory Agency (Aneel), through Order SSF no. 669 as of March 14, 2007;

(vi) They approved, in the form of item “m” of Article 18 of the Company’s Bylaws and pursuant to Resolution no. 2007006 of the Executive Board of CPFL Centrais Elétricas, the transfer of assets owned by CPFL Geração de Energia S.A. ("CPFL Geração"), to Companhia Paulista de Força e Luz ("CPFL Paulista"), since they are distribution facilities represented by Substations-SEs and Sub-transmission Lines-LTs, as approved by the Brazilian Electricity Regulatory Agency (Aneel), through Order SSF no. 1.113 as of April 12, 2007; and

(vii) They recommended favorable vote to the approval of the following matters by the Members of the Board of Directors of the Subsidiaries: CPFL SERRA – Resolution of the Board of Executive Officers no. 2007004; RGE – Resolution of the Board of Executive Officers no. 20071382; and CPFL GERAÇÃO – Resolution of the Board of Executive Officers nos. 2007006 and 2007019.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, which, read and approved, were signed by all attending members and the Secretary. Luiz Anibal de Lima Fernandes (Chairman), Cecília Mendes Garcez Siqueira, Francisco Caprino Neto, Otávio Carneiro de Rezende, Milton Luciano dos Santos, Martin Roberto Glogowsky, Ana Dolores Moura Carneiro de Novaes and Gisélia Silva (Secretary).

This is a free translation of the original instrument drawn up in the Company's records.

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.